Exhibit 99.4

March 15, 2013

Filed Via SEDAR

Alberta Securities Commission	Nova Scotia Securities Commission
British Columbia Securities Commission	Prince Edward Island Securities Commission
Saskatchewan Securities Commission	Newfoundland Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission

Dear Sirs:

Re:	Premier Royalty Inc
CUISP: CA74057B1022 and US74057B2016
Annual & General

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Company.

Issuer:	Premier Royalty Inc
CUSIP / ISIN:	CA74057B1022/US74057B2016
Meeting Type:	Annual & General Meeting
Meeting Date:	May 14, 2013
Record Date of Notice:	April 10, 2013
Record Date of Voting:	April 10, 2013
Beneficial Ownership Determination Date:	April 10, 2013
Class of Securities Entitled to Receive Notice:	Common and 144A Restricted
Common Shares
Class of Securities Entitled to Vote:	Common and 144A Restricted
Common Shares
Meeting Location:	Toronto, ON
Notice & Access – Registered Holders:	No
Notice & Access – Beneficial Holders:	No
Stratification:	No
*Stratification Type:	n/a
Issuer Sending Material Directly To NOBOs:	No
Issuer Paying to Send Material to OBO’s:	Yes

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Company.

Yours truly,

VALIANT TRUST COMPANY

Signed by “Louise Waltenbury”

Louise Waltenbury
Officer, Client Services

cc: CDS & Co